Exhibit 99.1

New Gold Announces Expiration and Results of its Tender Offer for its 7.50% Senior Notes due 2027

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, March 14, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) announced today that the tender offer (the "Tender Offer") commenced on March 4, 2025 to purchase any and all of its outstanding 7.50% Senior Notes due 2027 (the "Notes") expired at 5:00 p.m. New York City Time on March 13, 2025 (the "Expiration Time").

According to D.F. King & Co., Inc., the tender agent for the offer, valid tenders had been received at the expiration of the offer in the amount and percentage set forth in the table below.

Title of Security	CUSIP Numbers	Principal Amount Outstanding	Principal Amount Tendered	Percentage of Principal Amount Tendered
7.50% Senior Notes due 2027	644535 AH9 (Rule 144A) / C62944 AD2 (Regulation S)	$400,000,000	$288,843,000(1)	72.21%
(1)	Tendered principal amount excludes $12,000 aggregate principal amount of the Notes tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

New Gold expects to accept for purchase all Notes validly tendered and not validly withdrawn as of the Expiration Time and expects to make payment for any such Notes on Tuesday, March 18, 2025. The settlement date for Notes tendered pursuant to guaranteed delivery procedures is expected to also be March 18, 2025.

New Gold will use a portion of the proceeds from the issuance of $400 million aggregate principal amount of its 6.875% Senior Notes due 2032 (the "New Notes"), which is expected to close on March 18, 2025, for the payment of all Notes to be purchased in the Tender Offer. New Gold's obligation to accept and pay for the tendered Notes is conditioned on, among other things, the closing of the offering of the New Notes (the "Notes Offering"). New Gold intends, but is not obligated, to redeem any Notes that were not tendered in the Tender Offer on or about July 15, 2025, at the then-applicable redemption price of 100.00% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date. However, there can be no assurance that any Notes will be redeemed.

The Tender Offer was made pursuant to the terms and conditions contained in the Offer to Purchase and Notice of Guaranteed Delivery, copies of which may be obtained from D.F. King & Co., Inc. by emailing NGD@dfking.com or by calling (800) 207-2872 or, for banks and brokers, (212) 269-5550. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are also available at the following web address: www.dfking.com/NGD.

New Gold has retained BofA Securities and BMO Capital Markets to serve as Dealer Managers for the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to BofA Securities at +1 (980) 387-9534 (collect), +1 (888) 292-0070 (toll-free) or debt_advisory@bofa.com or BMO Capital Markets at +1 (212) 702-1840 (collect), +1 (833) 418-0762 (toll-free) or LiabilityManagement@bmo.com.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes in the Tender Offer. In addition, this press release is not an offer to sell or the solicitation of an offer to buy any securities issued in connection with any contemporaneous notes offering, including the Notes Offering, nor shall there be any sale of the securities issued in such offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute a notice of redemption under the indenture governing the Notes.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than of historical fact, that address activities, events or developments that New Gold believes, expects or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding the timing and outcome of the Tender Offer, the Company's intention to redeem any notes not tendered and the timing thereof and completion and timing of the Notes Offering and the use of proceeds therefrom. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. Any forward-looking statement applies only as of the date on which such statement is made, and New Gold does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

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SOURCE New Gold Inc.

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For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 14-MAR-25